Community Meeting
Second Step Conversion and Offering
September 4, 2007
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Filed by New North Penn Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: North Penn Bancorp, Inc.
Commission File No.: 000-51234

This presentation is for informational
purposes only and does not constitute an
offer to sell shares of common stock of New
North Penn Bancorp, Inc.
Please refer to the prospectus dated
August 10, 2007
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Certain comments in this presentation are forward-looking statements, which can be identified by the use of words such as “believes,”
“expects,” “anticipates,” “estimates” or similar expressions.  Forward-looking statements include, but are not limited to:
• statements of our goals, intentions and expectations;
• statements regarding our business plans, prospects, growth and operating strategies;
• statements regarding the quality of our loan and investment portfolios; and
• estimates of our risks and future costs and benefits.
These forward-looking statements are subject to significant risks and uncertainties.  Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:
• general economic conditions, either nationally or in our market area, that are worse than expected;
• changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;
• increased competitive pressures among financial services companies;
• changes in consumer spending, borrowing and savings habits;
• legislative or regulatory changes that adversely affect our business;
• adverse changes in the securities markets; and
• changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting
Standards Board or the Public Company Accounting Oversight Board.
Any of the forward-looking statements that we make in the course of this presentation and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee.  Consequently, no forward-looking statement can be guaranteed.
New North Penn Bancorp has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange
Commission.  Shareholders of North Penn Bancorp are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by New North Penn Bancorp free of charge at the SEC’s website,
www.sec.gov. In addition, documents filed with the SEC by New North Bancorp are available free of charge from the Corporate Secretary of New North Penn Bancorp at 216 Adams Avenue, Scranton, Pennsylvania 18503, telephone (570) 344-6113. The directors, executive officers, and certain other members of management and employees of North Penn Bancorp are participants in the solicitation of proxies in favor of the conversion from the shareholders of North Penn Bancorp. Information about the directors and executive officers of North Penn
Bancorp is included in the proxy statement/prospectus filed with the SEC.
The shares of common stock of New North Penn Bancorp are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.
Forward Looking Statements
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Issuer New North Penn Bancorp, Inc.
Listing / Ticker OTC BB / "TBD"
Shares Offered
850,000 - 1,322,500 shares
(1)
Price Per Share $10.00
Gross Proceeds $8.5 Million - $13.2 Million
Pro Forma Shares Outstanding
1,581,631 - 2,460,832 shares
(1)
Pro Forma Market Value
$15.8 Million - $24.6 Million
(1)
Maximum Purchase Limits
     (Individual / Group) $175,000 / $350,000
Selling Agent Stifel, Nicolaus & Company, Incorporated
Expected Close October 2007
(1) Range based on minimum through adjusted maximum of the independent valuation appraisal.
Offering Summary
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Structure Following the
Conversion and Offering
100% of common stock
North Penn Bank
New North Penn Bancorp, Inc.*
Public Shareholders
100% of common stock
53.7% of
Common
Stock
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100% of common stock
North Penn Bank
North Penn Bancorp, Inc.
46.3% of
Common
Stock
Current Structure
North Penn
Mutual Holding
Company
Public
Shareholders
Overview of the Second Step Conversion
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* New North Penn Bancorp was formed to be the new holding company for North Penn Bank solely for the purpose of facilitating the conversion and offering.  Upon completion of the conversion and offering the present North Penn Bancorp will cease to exist and New
North Penn Bancorp will change its name to North Penn Bancorp, Inc.

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Rationale for the Conversion?
• Increase our capital base to support organic growth
• Improve the liquidity of our common stock
• Stock holding company structure provides flexibility
for:
– access to the capital markets through possible future equity and debt offerings
– merger and acquisition transactions
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• Increased earnings potential - shift in lending focus
from residential to commercial-based loan products
• Conservative credit practices and strong asset quality
• Experienced management and lending team
• Located in a growing market area – branch network
near the major metropolitan areas of New York City,
Northern New Jersey, Philadelphia and Harrisburg
• North Penn expects to continue to pay a dividend
after completion of the conversion and offering*
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Investment Highlights
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* Adjusted for the exchange ratio.

Corporate Overview N O R T H P E N N

• North Penn Bank was organized in 1877 and converted to a
Pennsylvania state-chartered savings bank in 2003.
• In 2005, North Penn completed its mutual holding company
reorganization and minority stock offering selling $6.4 million, or
46.3%, of its common stock.
• Headquartered in Scranton, Pennsylvania, North Penn serves the counties of Lackawanna and Monroe through its five branch
offices.
• North Penn Bancorp had total assets of $119.5 million, net loans of
$93.6 million, deposits of $84.8 million and stockholders’ equity of
$13.1 million at June 30, 2007.
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Overview
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North Penn Bank

PENNSYLVANIA
Pittsburgh
Allentown
Philadelphia
79
80
76
99
70
81
84
78
476

LACKAWANNA
LUZERNE
MONROE
Clarks Summit
Scranton
Wilkes-Barre
Hazleton
Effort
Stroudsburg
Pennsylvania Turnpike
NY
PA
OH
WV
MD
NJ
DE
81
6
84
380
476
80
115

★ **Headquarters and Main Office**

216 Adams Avenue
Scranton

■ **Branches**

623 South Main Avenue
Scranton

334 North 9th Street
Stroudsburg

651 Northern Boulevard
Clarks Summit

2200 Barney Lane
Effort

6 Branch Map N O R T H P E N N

Our mission is to operate and grow a profitable community-
oriented financial institution. We plan to achieve this by
executing our strategy of:
• Growing and diversifying our loan portfolio by emphasizing commercial loans.
• Emphasizing the growth and retention of core deposits to support our asset growth.
• Providing superior service to attract and retain customers.
• Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio.
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Operating Strategy
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Years of
Executive Officers Title Experience
Frederick L. Hickman President and Chief Executive Officer 30
Thomas J. Dziak Executive Vice President - Senior Lending Officer 24
Thomas A. Byrne Senior Vice President - Commercial Lending Officer 21
Glenn J. Clark Assistant Vice President and Controller 5
Director
Directors Title Since
Frederick L. Hickman President, Chief Executive Officer, Director 2000
Gordon S. Florey Director 1979
Virginia D. McGregor Director 2007
James W. Reid, Esq. Director 2001
Herbert C. Kneller Director 1975
Frank H. Mechler Director 1979
David Samuel Director 1975
Kevin M. Lamont Director 2004
Executive Officers and Directors
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Financial Highlights N O R T H P E N N

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$119.5M
$122.5M
$105.4M
$93.0M
$20.0M
$40.0M
$60.0M
$80.0M
$100.0M
$120.0M
$140.0M
12/31/04 12/31/05 12/31/06 6/30/2007
Stable Asset Growth
Since 2004, we have grown our assets at a compounded annual rate of 10.5%.
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$60.8M
$79.6M
$95.2M
$93.6M
$0.0M
$20.0M
$40.0M
$60.0M
$80.0M
$100.0M
$120.0M
12/31/04 12/31/05 12/31/06 6/30/07
Strong Loan Growth
Since 2004, we have grown our loan portfolio at a compounded annual rate of
18.8%. The majority of the increase was due to increases in our commercial lending portfolio.
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Shift to Commercial-Based Loan Products
Since 2004, we have increased our focus in originating commercial real estate and commercial loans to take advantage of interest rate flexibility due to shorter repricing terms as well as higher yields.
22.6%
30.8%
41.0%
43.4%
58.5%
56.0%
46.5%
45.8%
10.0%
20.0%
30.0%
40.0%
50.0%
60.0%
70.0%
2004 2005 2006 6/30/07
Commerical loans Residential loans
Commercial and Residential Loans as a Percentage of Total Loans
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Outstanding Credit Quality
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* Peer averages based on data from RP Financial peer group.
NCOs / Avg Loans
Reserves / NPLs
0.00%
0.03%
0.02%
0.10%
0.00%
0.02%
0.04%
0.06%
0.08%
0.10%
0.12%
0.14%
0.16%
12/31/04 12/31/05 12/31/06 6/30/07
NPEN Peer Avg.
69%
626%
189%
190%
0%
100%
200%
300%
400%
500%
600%
700%
12/31/04 12/31/05 12/31/06 6/30/07
NPEN Peer Avg.

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* The loss recorded in 2005 was due to the contribution expense incurred in connection with the establishment of a charitable foundation at the time of our minority public offering.
Net Income – Improved Earnings from 2006
** Dollars in thousands
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$384
($124)
$315
$215
-$200
-$100
$0
$100
$200
$300
$400
$500
12/31/04 12/31/05* 12/31/06 YTD 6/30/07

Second Step Offering Information N O R T H P E N N

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Offering Overview
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MINIMUM MIDPOINT MAXIMUM ADJ. MAX
General
Number of shares offered (53.7%) 850,000 1,000,000 1,150,000 1,322,500
Exchange shares issued (46.3%) 731,631 860,743 989,854 1,138,332
Total shares outstanding (100.0%) 1,581,631 1,860,743 2,139,854 2,460,832
Pro forma market capitalization $15.8M $18.6M $21.4M $24.6M
Pro forma net income $50 $59 $69 $80
Pro forma net income per share $0.08 $0.07 $0.06 $0.06
Offering price to pro forma net income per share 31.25x 35.71x 41.67x 41.67x
Pro forma tangible stockholders' equity $20,018 $21,338 $22,658 $24,176
Pro forma tangible stockholders' equity per share $12.66 $11.47 $10.59 $9.82
Offering price to pro forma tangible stockholders' equity per share 78.99% 87.18% 94.43% 101.83%
(Pricing ratios are on a pro forma basis, at or for the three months ended March 31, 2007)

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Exchange of Existing Shares of NPEN
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Exchange Implied
Amount Percent Amount Percent Ratio Value
Minimum
850,000 53.7% 731,631 46.3% 1.0920 $10.92
Midpoint
1,000,000 53.7% 860,743 46.3% 1.2847 $12.85
Maximum
1,150,000 53.7% 989,854 46.3% 1.4774 $14.77
Adj. Max
1,322,500 53.7% 1,138,332 46.3% 1.6990 $16.99
(1)  Cash will be paid instead of issuing any fractional shares.
2,139,854
2,460,832
109
169
128
147
Shares to be Total Shares
1,581,631
1,860,743
of Common
Stock to be
Outstanding
Received for
100 Existing
Shares (1)
Shares to be Sold
in the Offering
Shares to be Exchanged
for Existing Shares of
North Penn Bancorp

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North Penn's
(Minimum)
North Penn's
(Max as Adjusted)
Median
Peers
(2)
Price / Tangible Book
(1)
78.99% 101.83% 123.95%
(1) Based on North Penn Bancorp financial data as of and for the three months ended March 31, 2007.
(2) Peer group as determined by RP Financial includes the following companies: ABNJ, ESBK, FSBI,
   FKFS, MFLR, NEBS, ROME, THRD, WSB, WVFC.  Pricing ratios as of July 20, 2007 based on March 31, 2007 financial data.
Attractive Valuation
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Based on the independent appraisal, when compared to North Penn’s peer group on a price to tangible book basis, North Penn’s common stock is valued at a 36% discount at the minimum of the offering range and an 18% discount at the adjusted maximum of the offering range.

• Complete and sign the Stock Order Form
• Payment
– Enclose a check or money order
– Authorize withdrawal from deposit account, other than
those accounts with check-writing privileges.
• Order form and payment must be received at the
Stock Information Center on or before 12:00 Noon,
Eastern time,
September 12, 2007
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How to Order
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Stock Information Center 216 Adams Avenue Scranton, PA 18503 1.800.210.1643 10:00 a.m. to 4:00 p.m., Monday - Friday 26 Questions? N O R T H P E N N